UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 4

JIVE SOFTWARE, INC.

(Name of Subject Company (Issuer))

JAZZ MERGERSUB, INC.

(Offeror)

A Wholly Owned Subsidiary of

WAVE SYSTEMS CORP.

(Parent of Offeror)

A Wholly Owned Subsidiary of

ESW CAPITAL, LLC

(Parent of Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

47760A108

(CUSIP Number of Class of Securities)

Andrew S. Price

Chief Financial Officer

Wave Systems Corp.

401 Congress Ave Suite 2650

Austin, TX 78701

(512) 201-8287

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Laura Medina, Esq.

Matt Hallinan, Esq.

Cooley LLP

380 Interlocken Crescent, Suite 900

Broomfield, CO 80021-8023

(720) 566-4000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$ 428,259,508	$ 49,635.28
(1)	Estimated for purposes of calculating the amount of the filing fee only. The transaction valuation was calculated by (i) adding the sum of (A) 79,765,477 shares of common stock, par value $0.0001 per share, of Jive Software, Inc. (the “Company”) issued and outstanding multiplied by the offer price of $5.25 per share as of May 10, 2017; (B) 4,740,350 shares of common stock of the Company potentially issuable upon conversion of outstanding in-the-money stock options as of May 10, 2017 multiplied by the offer price of $5.25 per share less the weighted average exercise price for such options of $2.91 per share; (C) 6,166,066 shares subject to outstanding restricted stock units as of May 10, 2017, multiplied by the offer price of $5.25 per share and (D) up to 273,977 shares of common stock of the Company which constitutes the maximum number of shares that may be issued prior to the expiration of the Offer under the 2015 Employee Stock Purchase Plan of the Company multiplied by the offer price of $5.25 per share minus (ii) $35,411,891, representing a portion of the Company’s stock options and restricted stock units that will not be paid at closing of the transaction but rather will be converted into the right to receive cash payments in accordance with the existing vesting schedule (as modified by the terms of the offer). The calculation of the filing fee is based on information provided by the Company as of May 10, 2017, which is the most recent practical date.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2017, issued August 31, 2016, by multiplying the Transaction Valuation by 0.0001159.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $49,635.28	Filing Party: Jazz MergerSub, Inc.
Form of Registration No.: Schedule TO-T	Date Filed: May 12, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ Third-party tender offer subject to Rule 14d-1.	☐ Issuer tender offer subject to Rule 13e-4.
☐ Going-private transaction subject to Rule 13e-3.	☐ Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

*	If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (cross-border issuer tender offer).

☐	Rule 14d-1(d) (cross-border third-party tender offer).

This Amendment No. 4 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities Exchange Commission on May 12, 2017 (as amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”) by (i) Jazz MergerSub, Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Wave Systems Corp., a Delaware corporation (“Wave Systems” or “Parent”) and a wholly owned subsidiary of ESW Capital, LLC, a Delaware limited liability company (“Guarantor”), (ii) Parent and (iii) Guarantor. The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Company Shares”), of Jive Software, Inc., a Delaware corporation (the “Company”), at a purchase price of $5.25 per Company Share, net to the tendering stockholder in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 12, 2017 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively.

All capitalized terms used in this Amendment No. 4 and not otherwise defined have the respective meanings ascribed to them in the Schedule TO. Except as otherwise set forth below, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 4.

Item 1.	Summary Term Sheet

Item 1 of the Schedule TO is hereby amended and supplemented by amending and restating the information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” under the subheading “Do you have the financial resources to make payment?” as follows:

“Yes, we will have sufficient resources available to us. We estimate that we will need approximately $480.6 million to purchase all Company Shares in the Offer and the Merger, to cash out certain options to purchase common stock and restricted stock units of the Company and to pay related fees and expenses. We anticipate that the cash on hand and other working capital sources of Wave Systems, our parent company, ESW, the parent company of Wave Systems, and the Company will be sufficient to make such payments. In addition, Purchaser has entered into a commitment letter for debt financing of up to $150.0 million that may be used to finance the Offer and the Merger as described in more detail below. ESW has also provided a limited guaranty in favor of the Company to guarantee our payment obligations under the Merger Agreement. The Offer is not subject to a financing condition. See Section 9—“Source and Amount of Funds.”

Item 7.	Source and Amount of Funds.

Item 7 of the Schedule TO is hereby amended and supplemented by amending and restating the information set forth in the section of the Offer to Purchase entitled “Section 9 — Source and Amount of Funds” as follows:

“Wave Systems will provide Purchaser with sufficient funds to pay for all Company Shares accepted for payment in the Offer or the Merger, to cash out certain options to purchase common stock and restricted stock units of the Company and to pay related fees and expenses. Wave Systems and Purchaser anticipate that the cash on hand and other working capital sources of Wave Systems, Guarantor, and the Company will be sufficient to make such payments and Guarantor and Wave Systems will, if necessary, contribute or otherwise advance funds to Purchaser to pay for the Company Shares that are tendered in the Offer. In addition, Purchaser has entered into a commitment letter for debt financing of up to $160.0 million, $150.0 million of which may be used to finance the Offer and the Merger as described in more detail below, and includes access to a $10.0 million revolving credit facility following the closing of such facility. Guarantor has also provided a limited guaranty in favor of the Company to guarantee Purchaser’s payment obligations under the Merger Agreement. The Offer is not subject to a financing condition.

Purchaser does not think its financial condition is relevant to the Company’s stockholders’ decision whether to tender Company Shares and accept the Offer because:

•	the Offer is being made for all outstanding Company Shares solely for cash;

•	Purchaser was formed solely for the purpose of engaging in the Offer, the Merger and the other transactions contemplated by the Merger Agreement and have not engaged in any other business activities;

•	the form of payment consists solely of cash that can be made available to Purchaser by Wave Systems, Purchaser’s parent Company, ESW, the parent company of Wave Systems, and the Company;

•	the Offer is not subject to any financing condition;

•	Guarantor has provided a limited guaranty in favor of the Company to guarantee Purchaser’s payment obligations under the Merger Agreement; and

•	if Purchaser consummates the Offer, Purchaser expects to acquire any remaining Company Shares for the same cash price in the Merger.

Credit Facilities. On April 29, 2017, Purchaser entered into a commitment letter (the “Commitment Letter”) with TC Lending, LLC (“TCL”) pursuant to which TCL has committed to (i) provide a $10.0 million revolving facility and a $150.0 million term loan facility (collectively, the “Credit Facilities,” and the provision of such funds as set forth in the Commitment Letter, the “Financing”) and (ii) act as sole lead arranger as well as administrative agent and collateral agent for the Credit Facilities. While the Offer is not subject to any financing condition, certain of the Credit Facilities are available to (x) finance the Offer and the Merger, (y) repay existing indebtedness of the Company following the consummation of the Merger, and (z) pay fees and expenses related to the Merger and the Financing.

The commitment of the Financing with respect to the Credit Facilities expires upon the earliest of (i) the termination of the Merger Agreement, (ii) the consummation of the Offer and the Merger without use of the proceeds from the Credit Facilities and (iii) September 30, 2017, unless the closing of the Credit Facilities, on the terms and subject to the conditions of the Commitment Letter, have been consummated on or before such date. The actual documentation governing the Credit Facilities has not been finalized as of May 26, 2017, and accordingly, the actual terms may differ from the description of such terms below.

As of the date hereof and to the extent that the Financing is consummated, Wave Systems intends for the Company to use cash generated by the Company and its subsidiaries’ operations to pay amounts owed pursuant to the Financing in the ordinary course of business. Purchaser and Wave Systems have no current plans or arrangements to refinance the Financing.

Maturity Date. The maturity date of the Credit Facilities will be five years from the initial funding date.

Interest Rate. Interest under the Credit Facilities is anticipated to be a floating rate equal to (i) LIBOR (as defined in the Commitment Letter), plus a margin of 8.75%, subject to a floor of 1.25% for LIBOR or (ii) a customary base rate, which will not be less than 4.25%, plus a margin of 7.75%. Interest will be calculated on the basis of a 360-day year.

Fees. Purchaser expects to pay certain customary upfront fees or original issue discount and other fees on or in respect of the aggregate principal amount of the Credit Facilities on the initial funding date.

Security. The Credit Facilities will be secured by all assets of Purchaser, and, after the consummation of the Merger, all assets of the Company as well as the stock of the Company.

Guaranty. Wave Systems has agreed to guaranty all obligations of Purchaser under the Credit Facilities; provided that the recourse for such guaranty will be limited to the pledge of the stock of Purchaser, or, after the consummation of the Merger, the stock of the Company.

Conditions to Initial Funding. The initial borrowing under the Credit Facilities is conditioned upon the satisfaction of conditions customary in similar transactions, including, without limitation:

•	the execution of final customary documentation;

•	the Company shall have a minimum amount of Closing Liquidity on the initial funding date of not less than $35,000,000 (after giving effect to all amounts to be borrowed and paid on the initial funding date). “Closing Liquidity” means the sum of (i) unrestricted cash on hand plus cash equivalents and marketable securities (excluding restricted cash and any amounts held by third parties as deposits) plus (ii) availability under the revolving facility;

•	there shall not have occurred any Company Material Adverse Effect (as defined in the Merger Agreement);

•	the deposit of funds into an escrow account or another similar arrangement reasonably satisfactory to TCL that there shall be sufficient funds to pay up to $5.25 per Company Share to the holders of Company Shares that have asserted appraisal rights prior to the initial funding date;

•	ESW shall have made a cash equity contribution to Purchaser and the Company, in an amount not less than $200,000,000 (subject to any reduction in purchase price) (the “Equity Contribution”) and the proceeds of the Equity Contribution, together with the term loan made on the initial funding date, shall be sufficient to consummate the Merger and pay all related fees, commissions and expenses;

•	The absence of any action, suit, investigation, litigation, proceeding or other legal or regulatory developments pending or, to the knowledge of the Company, threatened in any court or before any arbitrator or governmental authority that relates to the Credit Facilities; and

•	Receipt of evidence reasonably satisfactory to TCL that all existing indebtedness of the Company has been repaid in full and all commitments to lend or make other extensions of credit thereunder have been terminated and all liens securing such indebtedness or other obligations thereunder have been released or terminated.

Representations, Warranties, Covenants and Events of Default. The Credit Facilities will contain certain representations and warranties, certain affirmative covenants, certain negative covenants, certain conditions and events of default that are usual and customary for facilities and transactions of this type.

The foregoing summary of certain provisions of the Commitment Letter is qualified by reference to the Commitment Letter itself, which is incorporated herein by reference. We have filed a copy of the Commitment Letter as an exhibit to the Schedule TO.

Limited Guaranty. Concurrently with the execution and delivery of the Merger Agreement, ESW executed and delivered to the Company a limited guaranty in favor of the Company in respect of certain of Parent’s and Purchaser’s payment obligations under the Merger Agreement (the “Guaranty”). Pursuant to the Guaranty, ESW has irrevocably and unconditionally guaranteed the full and prompt payment when due to the Company of Parent’s and Purchaser’s obligations (i) to fund the aggregate consideration to which the holders of Company Shares become entitled to pursuant to the Offer and the Merger; (ii) to pay the Company Option Consideration (as defined below) and the Company RSU Consideration (as defined below) and (iii) repay certain indebtedness of the Company, in each case, subject to the terms and conditions of the Guaranty. Under the Guaranty, ESW has agreed not to claim any offset or other reduction of its obligations thereunder because of any obligation of the Company now or hereafter owed to ESW. This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Guaranty, a copy of which has been filed as an exhibit to the Schedule TO and which is incorporated herein by reference.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit	Exhibit Name

(b)(1)	Commitment Letter, dated April 29, 2017, by and between Jazz MergerSub, Inc. and TC Lending, LLC.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 26, 2017	Jazz MergerSub, Inc.

	By:	/s/ Andrew S. Price
Name: Andrew S. Price
Title: Chief Financial Officer

Date: May 26, 2017	Wave Systems Corp.

	By:	/s/ Andrew S. Price
Name: Andrew S. Price
Title: Chief Financial Officer

Date: May 26, 2017	ESW Capital, LLC

	By:	/s/ Andrew S. Price
Name: Andrew S. Price
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase dated May 12, 2017.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(A)	Press release issued by Jive Software, Inc. on May 1, 2017.*

(a)(5)(B)	Press Release of Jive Software, Inc., dated May 1, 2017.*

(a)(5)(C)	Transcript of Jive World Mainstage Discussion with Elisa Steele and Scott Brighton delivered on May 2, 2017.*

(a)(5)(D)	Blog Post by Scott Brighton, dated May 4, 2017.*

(a)(5)(E)	Blog Post by Scott Brighton, dated May 5, 2017.*

(a)(5)(F)	Summary Newspaper Advertisement as published in The New York Times on May 12, 2017.*

(a)(5)(G)	Letter made available to Jive Software, Inc. employees.*

(b)(1)	Commitment Letter, dated April 29, 2017, by and between Jazz MergerSub, Inc. and TC Lending, LLC.

(d)(1)	Agreement and Plan of Merger, dated April 30, 2017, by and among Wave Systems Corp., Jazz MergerSub, Inc. and Jive Software, Inc.*

(d)(2)	Tender and Support Agreement, dated April 30, 2017, by and among Wave Systems Corp. and certain stockholders of Jive Software, Inc. listed on Annex I thereto.*

(d)(3)	Limited Guaranty, dated April 30, 2017, made by ESW Capital, LLC in favor of Jive Software, Inc.*

(d)(4)	Confidentiality Agreement, dated January 11, 2017, by and between Aurea Software, Inc. and Jive Software, Inc.*

(d)(5)	Exclusivity Agreement, dated April 17, 2017, by and between Aurea Software, Inc. and Jive Software, Inc.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.